82-34639



AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net





SEC#82-5258

17 February 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 17 February 2005.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary





Company Announcement

Agenix Licensee Launches D-dimer Test in USA

17 February 2005

Attached is an announcement by Biosite Incorporated (NASDAQ: BSTE), which entered into a licensing agreement with Agenix subsidiary, AGEN Biomedical in November 2003. AGEN Biomedical will receive revenues based on antibody sales to Biosite and royalties on their product sales.

Biosite has announced that it has commenced shipments of a new rapid medical diagnostic test which incorporates AGEN's 3B6 D-dimer antibody.

The primary driver for the selection of the AGEN 3B6 D-dimer antibody by Biosite was the recognition that it is the most specific antibody for the detection of d-dimer.

<end>

For more information, please contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6314

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com



NEW DIMENSIONS IN DIAGNOSIS©

Contacts:
Nadine Padilla
VP, Corporate & Investor Relations
Biosite Incorporated
(858) 455-4808 x3187
npadilla@biosite.com

February 16, 2005

BIOSITE® INCORPORATED ANNOUNCES AVAILABILITY OF TRIAGE® D-DIMER TEST IN THE UNITED STATES

New Test Aids Emergency Physicians in Diagnosing Highly Lethal Conditions

SAN DIEGO – Biosite® Incorporated (Nasdaq: BSTE), a research-based provider of novel, rapid medical diagnostics, today announced the U.S. launch of its new, rapid, quantitative Triage® D-Dimer Test. The Triage D-Dimer Test aids in the assessment and evaluation of patients suspected of having thromboembolic events, including pulmonary embolism (PE) and deep vein thrombosis (DVT), which are common and potentially lethal conditions.

Portable and easy-to-use, this point-of-care diagnostic test provides D-dimer results in approximately 15 minutes and can be used in the emergency department or at a patient's bedside. The test uses highly sensitive immunoassay technology and the highly specific 3B6 D-dimer antibody. [1,2,3] The Triage D-Dimer Test is run on the widely used Triage MeterPlus and correlates with other ELISA-based D-dimer tests.

"Pulmonary embolism is a time-critical and potentially life threatening condition. Because patients often present with vague symptoms, PE represents a clinical and diagnostic challenge," said Ken Buechler, Ph.D., Biosite's president and chief scientific officer. "We believe the Triage D-Dimer Test, used at the point-of-care, can help emergency department physicians rapidly evaluate patients suspected of having a thromboembolic event, which should result in better patient care."

In a recent single center study published in the *Annals of Emergency Medicine*, a point-of-care clinical protocol for the evaluation of PE using a commercially available rapid whole-blood immunochromatographic test for D-dimer doubled the number of patients evaluated for PE and

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[1] Dempfle, C-E, Zips S, Ergul H, Heene D and the FACT Study Group, The Fibrin Assay Comparison Trial (FACT), J Thromb Haemost 2001: 85: 671-8.
[2] Stein and Hull et al, D-dimer for the Exclusion of Acute Venous Thrombosis and Pulmonary Embolism, Ann Intern Med. April 2004
[3] Philip S. Wells, Evaluation of D-dimer in the Diagnosis of Suspected Deep-Vein Thrombosis, NEJM, 2003

decreased length of stay in the emergency department, without increasing the need for vascular imaging.[4]

Currently, more cases of PE are missed than are actually diagnosed because of vague and non-specific symptoms. PE is the third most common cause of death in the United States, with at least 650,000 cases occurring annually. It is the first or second most common cause of unexpected death in most age groups. The highest incidence of recognized PE occurs in hospitalized patients. Autopsy results show as many as 60 percent of patients dying in the hospital have had a PE, but the diagnosis has been missed in about 70 percent of the cases[5].

In November 2003, Biosite signed an agreement with Brisbane-based biotechnology company Agenix Limited for a license to D-dimer technology and the commercial supply of the 3B6 D-dimer antibody.

About Biosite Incorporated

A leader in the drive to advance diagnosis, Biosite Incorporated is a research-based company dedicated to the discovery and development of novel protein-based diagnostics that improve a physician's ability to diagnose debilitating and life-threatening diseases. Through combined expertise in diagnostic discovery and commercialization, Biosite is able to access potential markers of disease, identify proteins with high diagnostic utility, develop and commercialize products and educate the medical community on new diagnostic approaches, thereby benefiting patients. Biosite's Triage® rapid diagnostics are used in approximately 50 percent of U.S. hospitals and in more than 50 international markets for toxicology screening and diagnosis of infectious and cardiovascular disease. Information on Biosite can be found at www.biosite.com.

Except for the historical information presented herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including but not limited to statements that are preceded by, followed by, or that include the words "will"; "believes"; "should"; "intends"; "anticipates"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Forward looking statements include statements about the potential benefits of the Triage D-Dimer Test, and the commencement of marketing, education and sales of this new product. Risks and uncertainties include risks regarding the discovery and product development process generally, risks associated with the commencement of manufacturing the Triage D-Dimer Test on a commercial scale and risks related to the continued supply of AGEN's 3B6 antibody, specific for D-dimer. Other risks and uncertainties that may impact the Company's business generally include risks associated with the introduction of competitive products from companies with greater capital and resources, expansion or development of a direct sales effort in domestic and international markets, and risks and expenses associated with litigation, contract disputes, patent conflicts, product recalls, manufacturing constraints, backlog, delays or inefficiencies, shipment problems, seasonal customer demand, the timing of significant orders, changes in reimbursement policies, regulatory changes, competitive pressures on average selling prices, and the other risks including those detailed in the Company's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other SEC filings. The Company disclaims, however, any intent or obligation to update these forward-looking statements. Copies of the Company's public disclosure filings are available from the Investor Relations department.

###

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[4] J. Kline, et al. Ann Emerg Med. 2004; 44:490-502.

[5] Feied CF: Pulmonary embolism. In: Rosen and Barken, eds, Emergency Medicine Principles and Practice, 4th ed. 1998; 3: Chapter 111.



AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net



SEC#82-5258

17 February 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 17 February 2005.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary


AGENiX

Company Announcement

Agenix sells Milton Pharmaceuticals, focuses on Molecular Imaging

17 February 2005

Biotechnology company Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] has sold its Milton Pharmaceuticals subsidiary, freeing management and financial resources to build Agenix's molecular imaging pipeline. Settlement will take place on 28 February 2005.

Molecular imaging, which involves the targeted and functional detection of diseases such as cancer and metabolic diseases, is being hailed as the future direction of imaging medicine and is being pursued by companies like Agenix developing imaging agents, and by global medical equipment manufacturers like GE, Philips and Siemens.

Agenix's lead molecular imaging product, ThromboView®, uses a proprietary Agenix antibody to detect blood clots present as deep vein thrombosis (DVT) and pulmonary embolism (PE) and is currently undergoing Phase II clinical trials.

The clinical, regulatory and commercial skills acquired to develop ThromboView® have given Agenix a platform to develop an extensive pipeline of similar high value molecular imaging products.

Agenix Managing Director, Mr Donald Home, said the future of Agenix lay in capturing the enormous possibilities offered by molecular imaging.

"Agenix has a 20 year history in diagnostic products that detect blood clots and from that foundational base we have developed a very exciting molecular imaging lead product in ThromboView®. With the Milton disposal we are now free to make the most of our core capabilities. The Milton transaction is the first in what will be a transformation of Agenix into a specialist world class molecular imaging business."

Agenix plans to extend ThromboView®'s ability to detect DVT and PE blood clots into new products that detect the clots associated with heart attacks and stroke within the next 12 months. These products would have a shorter clinical development timeline because they are based on the existing ThromboView® technology and would significantly increase the available market for Agenix.

In addition, Agenix intends to expand its product pipeline into other medical areas such as oncology by using different antibodies but the same clinical, regulatory and commercial skills.

In contrast to the clinical diagnostic products manufactured by other Agenix businesses, Milton Pharmaceuticals markets a range of over-the-counter anti-bacterial products, traditional medicines, pharmaceuticals and weight management products.

Mr Home said Milton had been diverting management resources away from the Company's core diagnostics business.

"Over the past 18 months we have carried out a review of how best to maximise value from Milton and have evaluated offers to purchase the business," Mr Home said.

"Due to changes in the regulatory environment of the pharmaceutical industry in Australia, it became clear that Milton required substantial new investment and a large proportion of management time to reach critical mass and generate adequate returns. Even after such new investment, the margins that could be extracted from the Milton business would be considerably lower than the high margin/high volume markets that we are after. We can make considerably greater profit and generate much higher returns on investment by focusing on our core diagnostic and molecular imaging activities."

The purchaser of Milton Pharmaceuticals intends to relocate the business to Victoria and will be offering jobs in Victoria to many Milton employees.

The sale price achieved – which does not include Milton's property in Brisbane and which Agenix plans to sell over the next few months – will require a further balance sheet write-down of approximately $1.5 million against book value. This write-down will be included in the half-year result to 31 December 2004.

After payment of redundancy costs and receipt of proceeds from the property sale in coming months, the disposal of Milton is expected to increase Agenix's cash resources by approximately $6 million. At 31 December 2004, Agenix had access to $11.5 million in funds.

Excluding Milton's operational result and the effect of the sale, Agenix would have recorded a net loss after tax for the half-year to 31 December 2004 of approximately $3.9 million. Milton, at the half year, will contribute an operating loss of approximately $0.6 million in addition to the write-down against book value.

The financial results for the half-year ended 31 December 2004 are still subject to audit review. Agenix will release its Appendix 4D half-year report on 24 February 2005.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com